New York Life Insurance Company

51 Madison Avenue New York, NY 10010

212-576-7558 Fax: 212-576-3966

E-Mail: charles_a_whites@newyorklife.com

www.newyorklife.com

Charles A. Whites, Jr.

Associate General Counsel

VIA EDGAR AND UPS

June 21, 2012

Patrick F. Scott, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4644

Washington, D.C. 20549-4644

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”); NYLIAC Variable Annuity Separate Account – III and NYLIAC Variable Annuity Separate Account – IV (each a “Registrant”); Registration Statements on Form N-4 for New York Life Premier Variable Annuity and New York Life Premier Plus Variable Annuity; File Nos. 811-08904/
333-156018 and 811-21397/333-156019

Dear Mr. Scott:

This letter sets forth responses to the comments by the Staff of the Division of Investment Management (the “Staff”) that were received via a voicemail dated June 19, 2012, relating to the Registration Statements on Form N-4 (File Nos. 333-156018 and 333-156019) (the “Registration Statements”) filed by NYLIAC on behalf of the Registrants, with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2012. Any changes noted in response to the comments provided below will be included in the prospectuses for the New York Life Premier and Premier Plus Variable Annuities (the “Prospectuses”), and will be sent to you electronically and via expedited mail.

1. For policies that include the Investment Protection Plan II Rider, please confirm that the Rider Risk Charge Adjustment is not imposed in addition to surrender charges upon surrender.

Patrick Scott, Esq.

June 21, 2012

Response to Comment 1

In response to the Staff’s comment, the Registrants’ confirm that the Rider Risk Charge Adjustment is not imposed in addition to surrender charges upon surrender for policies that include the Investment Protection Plan II Rider.

2. Rider Risk Charge Adjustment

a.	Please bold disclosure which states that a Rider Risk Charge Adjustment will be deducted if either Investment Protection Plan Rider or the Investment Protection Plan II Rider is cancelled.

b.	Please remove disclosure for the Rider Risk Charge Adjustment contained in the Table of Fees and Expenses which states “please contact your registered representative to determine the percentage We are currently charging before you select this feature”.

c.	Please clarify what charges are being referred to in the disclosure on Page 13 which states “[W]e will not increase either of these charges after the date the rider becomes effective”.

Response to Comment 2a

In response to the Staff’s comment, the Registrant has bolded the above referenced disclosure that pertains to the Investment Protection Plan Rider and the Investment Protection Plan II Rider (pages 12 and 13 of the New York Life Premier Variable Annuity Prospectus).

Response to Comment 2b

In response to the Staff’s comment, the Registrant has removed the above referenced disclosure.

Response to Comment 2c

In response to the Staff’s comment, the Registrant has removed the above referenced disclosure.

3. Please move the disclosure contained in the Table of Fees and Expenses for the Guaranteed maximum Investment Protection Plan Rider charge and Investment Protection Plan II Rider charge which states “[P]lease note that benefits payable under the Investment Protection Plan [Investment Protection Plan II] Rider are payable from

Patrick Scott, Esq.

June 21, 2012

NYLIAC’s general account and are subject to the claims paying ability of NYLIAC. No third party guarantees are involved,” to a more appropriate place in the Prospectuses.

Response to Comment 3

In response to the Staff’s comment, the Registrants’ will move the above referenced disclosure contained in the Table of Fees and Expenses for the Guaranteed maximum Investment Protection Plan Rider charge and Investment Protection Plan II Rider charge to “THE POLICIES – Riders – (d) Investment Protection Plan Rider and (e) Investment Protection Plan II Rider” sections of the Prospectuses.

4. Representation of Company

Response to Comment 4

In response to the Staff’s comment, we recognize that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statement. Upon a request for acceleration of the effective date of the Registration Statement, the Registrant undertakes that it will furnish a letter acknowledging that: the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statement or in connection with this response to the Staff’s comments. The Registrant further acknowledges that a written request for acceleration of the effective date of the Registration Statement will confirm that those requesting acceleration are aware of their respective responsibilities.

*    *    *    *    *

We appreciate your review of our responses to your comments received on June 19, 2012 and our proposed revisions to the Registration Statements. As noted during our teleconference on June 20, 2012, NYLIAC is requesting that the effective date of the Registration Statements be accelerated to June 28, 2012, which would allow NYLIAC to meet its proposed introduction date for the Investment Protection Plan II Rider of July 16, 2012.

Patrick Scott, Esq.

June 21, 2012

If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-7558 or e-mail me at charles_a_whites@newyorklife.com.

Sincerely,

/s/ Charles A. Whites, Jr.

Charles A. Whites, Jr.

Associate General Counsel